One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 constellationinsurance.com

Writer’s Direct Dial: 283-209-8066

Email: zachary_pasker@constellationinsurance.com

October 29, 2026

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	AuguStar Variable Insurance Products Fund, Inc. (the “Registrant”) Registration Statement on Form N-14

Securities Act File No. 2-67464

Investment Company Act File No. 811-3015

Ladies and Gentlemen:

The Registrant filed a Registration Statement on Form N-14 (SEC Accession No. 0001398344-26-018410) (the “Registration Statement”) with the Securities and Exchange Commission on October 19, 2026, relating to the reorganizations of AVIP Fidelity Institutional AM® Equity Growth Portfolio, AVIP AB Relative Value Portfolio, and AVIP BlackRock Advantage Small Cap Growth Portfolio into AVIP BlackRock Advantage Large Cap Growth Portfolio, AVIP S&P 500® Index Portfolio, and AVIP AB Small Cap Portfolio, respectively. The Registration Statement was to become effective on the 30th day after filing pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 473 under the Securities Act, as amended, the Registrant hereby amends the Registration Statement to incorporate the following delaying amendment:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any questions regarding this filing, please contact Zachary M. Pasker, Secretary of the Registrant at 283-209-8066.

Very truly yours,

AuguStar Variable Insurance Products Fund, Inc.

By:	/s/ Zachary M. Pasker
Zachary M. Pasker
Secretary

cc:

Hunter Jones, Chief Compliance Officer of the Registrant

Chip C. Lunde, Willkie Farr & Gallagher LLP